SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020
Commission File Number 001-39498

 LIGHTSPEED POS INC.
(Translation of registrant’s name into English)

700 Saint-Antoine Street East, Suite 300
Montréal, Québec, Canada
H2Y 1A6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

Exhibit 99.2 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant's Registration Statement on Form F-10 (File No. 333-248676).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	News Release of Lightspeed POS Inc., dated September 10, 2020
99.2	Underwriting Agreement, dated September 10, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lightspeed POS Inc.
(Registrant)

Date:	September 11, 2020	By:	/s/ Dan Micak
			Name:	Dan Micak
			Title:	General Counsel & Corporate Secretary